QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

FIRST AMENDING AGREEMENT

TO THE

AMENDED AND RESTATED PURCHASE AGREEMENT
MADE AS OF SEPTEMBER 30, 2004
AND AMENDED AND RESTATED AS OF NOVEMBER 4, 2004

BETWEEN

IAMGOLD CORPORATION

AND

GOLD FIELDS LIMITED, GOLD FIELDS GHANA HOLDINGS LIMITED and
GOLD FIELDS GUERNSEY LIMITED

MADE AS OF

NOVEMBER 30, 2004

FIRST AMENDING AGREEMENT TO THE
AMENDED AND RESTATED PURCHASE AGREEMENT

        THIS AGREEMENT made as of November 30, 2004;

B E T W E E N:

      IAMGOLD CORPORATION, a corporation incorporated
      under the laws of Canada (      "IAMGOLD")

                               — and —

      GOLD FIELDS LIMITED, a corporation incorporated under
      the laws of South Africa (      "Gold Fields")

                               — and —

      GOLD FIELDS GHANA HOLDINGS LIMITED, a
      corporation incorporated under the laws of the Isle of
      Guernsey (      "GF Ghana Holdings")

                               — and —

      GOLD FIELDS GUERNSEY LIMITED, a corporation
      incorporated under the laws of the Isle of Guernsey
      (      "GF Guernsey")

WHEREAS:

  (a)
  the parties hereto have entered into a purchase agreement made as of September 30, 2004 as amended and restated as of November 4, 2004 (the "Purchase Agreement");

  (b)
  on October 18, 2004, Harmony Gold Mining Company Limited ("Harmony") announced an unsolicited and hostile offer to acquire from the shareholders of Gold Fields all of their Gold Fields shares in exchange for the issue of Harmony shares (the "Harmony Offer"). The Harmony Offer includes an offer which is conditional on, among other things, the Transaction not being implemented;

  (c)
  in light of announcements by the Government of South Africa regarding the relaxation of exchange controls, certain shareholders of Gold Fields have indicated to Gold Fields that changes to the original economic terms of the Transaction would increase the likelihood of the Transaction being approved at the Gold Fields Meeting, and the parties hereto mutually agree that certain changes to such terms are appropriate in the circumstances; and

  (d)
  accordingly, the parties hereto desire to amend the Purchase Agreement in the manner set out herein;

        NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.     Interpretation

  In this Agreement, unless the context otherwise requires, all terms defined in the Purchase Agreement and not otherwise defined herein shall have the same meanings as in the Purchase Agreement and the rules of interpretation set out in subsections 1(b), (c) and (g) of the Purchase Agreement shall apply to this Agreement.

2.     Amendments to the Purchase Agreement

  The Purchase Agreement is amended (all of such amendments being collectively referred to herein as the "Amendments"):

  (a)
  by deleting subsection 1(a)(xv)A in its entirety and replacing it with the following:

  "A.
  in relation to the Acquired Companies, means a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the Acquired Companies taken as a whole, other than any effect: (a) relating to the global economy or securities markets in general; (b) affecting the worldwide gold mining industry in general and which does not have a materially disproportionate effect on the Acquired Companies taken as a whole; (c) resulting from changes in the price of gold; (d) relating to currency exchange rates; or (e) arising from the announcement or implementation of any of the Permitted Gold Fields Transactions and, for greater certainty, (A) any material decrease or proposed material decrease in Gold Fields' interest in any joint venture material to the Acquired Companies taken as a whole, whether as a result of an exercise of pre-emptive or other rights or otherwise, shall be deemed to have a material adverse effect, and (B) the Cash Transfer and any event identified in the Gold Fields Disclosure Letter shall be deemed not to have a material adverse effect, and";

  (b)
  by adding the following as subsection 2(f):

  "(f)
  Notwithstanding any provision to the contrary in this Agreement, at any time on or before the Completion Date, Gold Fields shall be entitled to cause to be distributed (by way of dividend or otherwise) or otherwise transferred, directly or indirectly, in cash, from one or more Acquired Companies to one or more subsidiaries of Gold Fields which are not Acquired Companies, up to US$200 million or its equivalent in other currency (based upon the average noon buying rate for such other currency in United States Dollars quoted by the Federal Reserve Bank of New York over the 20 business days immediately preceding the date of such distribution or transfer) (the "Cash Transfer"). For greater certainty, any and all dividends or other distributions made in furtherance of the Cash Transfer shall not be taken into account in determining the Net Cash Subscription Amount. Notwithstanding anything in this Agreement to the contrary, this subsection 2(f) shall cease to have any effect if the Gold Fields Meeting and the vote of Gold Fields shareholders on the Transaction do not occur on December 7, 2004.";

2

  (c)
  by deleting subsection 6(d) in its entirety and replacing it with the following:

  "(d)
  No Purchase Rights. Etc.    Except for potential transactions particulars of which are set out in subsection 2(f) and in the Gold Fields Disclosure Letter (the "Permitted Gold Fields Transactions"), no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Gold Fields or any of the Vendors, directly or indirectly, of any shares or other securities of any of the Acquired Companies or from any Acquired Company of any assets which, individually or in the aggregate, are material to the Acquired Companies taken as a whole.";

  (d)
  by deleting subsection 6(o) in its entirety and replacing it with the following:

  "(o)
  Title.    The Acquired Companies collectively are the owners, directly or indirectly, with good title, free and clear of any and all Encumbrances of all assets and properties (including all mining rights and mining properties) shown or reflected in the Directly Acquired Companies' Financial Statements or the Consolidated Trial Balances except only such assets and properties as have been disposed of in the usual and ordinary course of business of the Acquired Companies or pursuant to a Gold Fields Permitted Transaction since June 30, 2004, and any assets or properties acquired since such dates and, to Gold Fields' best knowledge and belief, there is no state of facts which could reasonably be expected to cause any such title not to be so owned or to be subject to any Encumbrances; except in each case for Encumbrances which individually and in the aggregate do not have a material adverse effect on the Acquired Companies.";

  (e)
  by deleting from subsection 8(e)(i) and the opening language of subsection 8(f) the words "in accordance with the Gold Fields Disclosure Letter";

  (f)
  by deleting subsection 9(f) in its entirety and replacing it with the following:

  "(f)
  Gold Fields shall have obtained all required approvals, consents, waivers, permits, exemptions and orders and agreements and all amendments and modifications to agreements, indentures and arrangements which may be necessary or desirable in connection with, and shall have caused to occur:

  (i)
  the transfer of all of its indirect interests in (A) Kisenge Limited and its subsidiaries Cluff Mining Congo SPRL and Mines d'Or de Kisenge SARL, (B) the Tembo project in Tanzania, and (C) the Okimo project in the Democratic Republic of the Congo to one or more subsidiaries of Gold Fields which are not Acquired Companies; and

  (ii)
  the Cash Transfer;

      all on terms which would not reasonably be expected to have any residual adverse effect on IAMGOLD or any IAMGOLD Group Company, on the Acquired Interests taken as a whole or on the ability of the parties to complete the Transaction in accordance with the terms hereof, provided for greater certainty that any diminution in value of the Acquired Interests resulting directly from the Cash Transfer shall be deemed not to have any such residual adverse effect."; and

3

  (g)
  by adding the following to Schedule D immediately after "business day":

      ""Cash Transfer" 2(f)".

3.     Matters Relating to the Gold Fields Meeting

  (a)
  Gold Fields Announcement and Gold Fields Supplement.    In connection with the Gold Fields Meeting, Gold Fields shall, as promptly as reasonably practicable following the execution hereof, issue a public announcement with respect to the Amendments (the "Gold Fields Announcement") and distribute the Gold Fields Announcement, together with certain additional information (collectively, the "Gold Fields Supplement") to its shareholders. Each of the Gold Fields Announcement and the Gold Fields Supplement shall be reasonably satisfactory to IAMGOLD before it is issued or distributed (as the case may be) by Gold Fields. Gold Fields shall ensure that each of the Gold Fields Announcement and the Gold Fields Supplement complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that, taken together, the Gold Fields Circular and the Gold Fields Supplement do not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by IAMGOLD).

  (b)
  Preparation of Gold Fields Announcement and Gold Fields Supplement.    The Gold Fields Announcement shall set out, in addition to any other information deemed desirable by Gold Fields or required by applicable Laws, (i) a description of the material Amendments, (ii) a restatement of the pro forma financial effects of the Transaction on Gold Fields (based upon Gold Fields' audited results for the year ended June 30, 2004) contained in the Gold Fields Circular to give effect to the Amendments, and (iii) such modifications to the ordinary resolutions set out in the notice of general meeting included in the Gold Fields Circular to be voted upon by Gold Fields shareholders at the Gold Fields Meeting as are necessary to reflect the Amendments. The Gold Fields Supplement shall consist of, in addition to any other information deemed desirable by Gold Fields or required by applicable Laws, (i) the Gold Fields Announcement and (ii) restatements of the pro forma condensed consolidated balance sheets and income statements of Gold Fields and IAMGOLD giving effect to the Transaction (including the independent reporting accountants' reports on, and excluding the notes to, such financial statements) contained in the Gold Fields Circular to give effect to the Amendments.

  (c)
  Information for Gold Fields Announcement and Gold Fields Supplement.    IAMGOLD shall promptly furnish to Gold Fields all information concerning IAMGOLD as may be required for the preparation of the Gold Fields Announcement and the Gold Fields Supplement (subject to obtaining any necessary consents to the disclosure of such information, which consents IAMGOLD shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by IAMGOLD in connection therewith will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is provided.

4

4.     Matters Relating to the IAMGOLD Meeting

  (a)
  Adjournment of IAMGOLD Meeting.    IAMGOLD shall use its commercially reasonable efforts to cause the IAMGOLD Meeting to be adjourned to a date not later than December 17, 2004 or such later date as may be mutually agreed upon by IAMGOLD and Gold Fields (such adjournment being hereinafter referred to as the "IAMGOLD Adjournment"). Unless the context otherwise requires, each of the covenants and agreements of IAMGOLD set out in the Purchase Agreement in relation to the IAMGOLD Meeting shall apply equally in relation to the IAMGOLD Adjournment.

  (b)
  IAMGOLD Supplement.    In connection with the IAMGOLD Adjournment, IAMGOLD shall, as promptly as reasonably practicable following the execution hereof, prepare, file and distribute to its shareholders a supplement to the IAMGOLD Circular dated November 4, 2004 (the "IAMGOLD Supplement"), which supplement shall be reasonably satisfactory to Gold Fields before it is filed or distributed to IAMGOLD shareholders. IAMGOLD shall ensure that the IAMGOLD Supplement complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that, taken together, the IAMGOLD Circular and the IAMGOLD Supplement do not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to Gold Fields or the Acquired Companies which is provided by Gold Fields).

  (c)
  Preparation of IAMGOLD Supplement.    The IAMGOLD Supplement shall take the form of a letter from the President and Chief Executive Officer of IAMGOLD to the shareholders of IAMGOLD (the "Letter to Shareholders") together with additional material which shall set out, in addition to any other information deemed desirable by IAMGOLD or required by applicable Laws, (i) a description of the Amendments, this Agreement and the background thereto, (ii) restatements of the pro forma condensed consolidated financial statements of IAMGOLD contained in the IAMGOLD Circular to give effect to the Amendments, (iii) a revised written opinion from RBC Dominion Securities Inc. to the effect that the consideration payable for the Acquired Interests under the Transaction, as amended hereby, is fair from a financial point of view to IAMGOLD, and (iv) a copy of this Agreement. Concurrently with the distribution of the IAMGOLD Supplement to IAMGOLD shareholders, IAMGOLD shall cause the Letter to Shareholders, together with such of the additional material contained in the IAMGOLD Supplement as IAMGOLD deems appropriate, to be published in one or more daily newspapers with wide circulation in Canada.

5

  (d)
  Information for IAMGOLD Supplement.    Gold Fields shall promptly furnish to IAMGOLD all information concerning Gold Fields, the Vendors, the Acquired Companies and the Listed Acquired Interests as may be required for the preparation of the IAMGOLD Supplement (subject to obtaining any necessary consents to the disclosure of such information, which consent Gold Fields shall use its commercially reasonable efforts to obtain) and hereby covenants that no information furnished by Gold Fields in connection therewith will contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact that is required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

5.     Escrow of Termination Fee

  (a)
  Escrow of Termination Fee.    Concurrently with the execution and delivery of this Agreement, Gold Fields and IAMGOLD shall execute and deliver an escrow agreement (the "Escrow Agreement") in the form of the escrow agreement attached as schedule A hereto. Gold Fields shall, within 5 business days of the execution of the Escrow Agreement, deliver to the Escrow Agent, as defined therein, by way of wire transfer to a trust account of the Escrow Agent designated by the Escrow Agent or other means acceptable to the Escrow Agent, an amount in cash equal to US$20,000,000, which amount, together with interest earned thereon, shall be held in, and released from, escrow by the Escrow Agent in accordance with the provisions of the Escrow Agreement.

  (b)
  Execution and Delivery of Directions to the Escrow Agent.    Each of Gold Fields and IAMGOLD covenants and agrees that it will execute and deliver to the Escrow Agent:

  (i)
  a direction in the form of the direction attached as schedule A to the Escrow Agreement forthwith upon the payment of US$20,000,000 (the "Termination Fee") being required to be made to IAMGOLD in accordance with the provisions of section 16 of the Purchase Agreement; and

  (ii)
  a direction in the form of the direction attached as schedule B to the Escrow Agreement upon the Completion Date or, in the event that the completion of the Transaction does not occur, forthwith upon it being determined that the Termination Fee is not required to be paid to IAMGOLD in accordance with the provisions of section 16 of the Purchase Agreement.

  (c)
  Representation and Warranty.    Gold Fields, GF Ghana Holdings and GF Guernsey jointly and severally represent and warrant to and in favour of IAMGOLD that no consent, approval, order or authorization of, or declaration or filing with, any governmental authority (including, without limitation, SARB) or other person is required to be obtained by any Gold Fields Group Company (other than such consents, approvals, orders or authorizations which have previously been obtained, which consents, approvals, orders and authorizations remain in effect as of the date hereof) in connection with the execution and delivery of this Agreement and the Escrow Agreement by Gold Fields, GF Ghana Holdings and GF Guernsey and the performance by Gold Fields, GF Ghana Holdings and GF Guernsey, as applicable, of their obligations hereunder and thereunder including, without limitation, in connection with the escrow of the amount of US$20,000,000 in accordance with the provisions of this section 5 and the Escrow Agreement.

6

6.     Miscellaneous

  (a)
  Confirmation.    The Purchase Agreement, as amended hereby, is hereby ratified and confirmed in all respects and the parties hereto acknowledge that the Purchase Agreement, as amended hereby, is in full force and effect.

  (b)
  Governing Law.    This Agreement shall be governed by and be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein, and each of the parties hereto irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

  (c)
  Amendment.    This Agreement may be amended only by written agreement of the parties hereto.

  (d)
  Assignment.    None of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto.

  (e)
  Binding Effect    This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

  (f)
  Waiver.    Any waiver or release of any of the provisions of this Agreement, to be effective, must be in writing and executed by the party hereto granting such waiver or right and, unless otherwise provided, shall be limited to the specific matter, and the occurrence thereof, identified in such waiver or release.

  (g)
  Further Assurances.    Each of the parties hereto shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party hereto may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

  (h)
  Severability.    If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof shall continue in full force and effect.

  (i)
  Execution in Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same.

7

        IN WITNESS WHEREOF the parties hereto have executed this Agreement.

IAMGOLD CORPORATION

By:	/s/ JOSEPH F. CONWAY Name: Joseph F. Conway Title: President and Chief Executive Officer
GOLD FIELDS LIMITED

By:	/s/ NICHOLAS J. HOLLAND Name: Nicholas J. Holland Title: Chief Financial Officer
GOLD FIELDS GHANA HOLDINGS LIMITED

By:	/s/ A. J. TABERNER Name: A. J. Taberner Title: Director

By:	/s/ S.R. HENNING Name: S.R. Henning Title: Director
GOLD FIELDS GUERNSEY LIMITED

By:	/s/ A. J. TABERNER Name: A. J. Taberner Title: Director

By:	/s/ S.R. HENNING Name: S.R. Henning Title: Director

Schedule A

Escrow Agreement

ESCROW AGREEMENT

        THIS AGREEMENT made as of November 30, 2004;

B E T W E E N:

      IAMGOLD CORPORATION, a corporation incorporated
      under the laws of Canada (      "IAMGold")

                               — and —

      GOLD FIELDS LIMITED, a corporation incorporated under
      the laws of South Africa (      "Gold Fields")

                               — and —

      McCARTHY TÉTRAULT LLP, a limited liability partnership
      created under the laws of the Province of Ontario (the       "Escrow
      Agent"      )

WHEREAS:

  (a)
  IAMGold and Gold Fields are parties to a purchase agreement made as of September 30, 2004, amended and restated as of November 4, 2004 and further amended by an amending agreement made as of November 30, 2004, which purchase agreement provides, among other things, that in certain events a termination fee in the amount of US$20,000,000 is payable by IAMGold or Gold Fields to the other of them;

  (b)
  pursuant to the foregoing amending agreement, IAMGold and Gold Fields have agreed that an amount equal to the termination fee shall be paid by Gold Fields into and held in escrow in accordance with the provisions of this Agreement with the intention that, should the termination fee become payable by Gold Fields to IAMGold, such amount shall be released from escrow and paid to or to the order of IAMGold in satisfaction of the obligation of Gold Fields to pay the termination fee to IAMGold; and

  (c)
  the Escrow Agent has agreed to act as escrow agent subject to the terms and conditions set forth in this Agreement;

NOW THEREFORE in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties thereto, the parties hereto covenant and agree as follows:

1.     Definitions and Interpretation:

  (a)
  Definitions: In this Agreement, unless the context otherwise requires:

  (i)
  "Agreement" means this escrow agreement, as amended from time to time;

    (ii)
    "business day" means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Johannesburg, South Africa;

    (iii)
    "Deposited Amount" means US$20,000,000;

    (iv)
    "Escrowed Funds" means the funds held in escrow from time to time by the Escrow Agent in accordance with the provisions of this Agreement, being the Deposited Amount and the Interest collectively; and

    (v)
    "Interest" means all interest earned from time to time on the Escrowed Funds.

  (b)
  Headings: The division of this Agreement into sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "hereunder", "herein" and similar expressions refer to this Agreement and not to any particular section or other portion hereof and include any agreement supplemental hereto and any schedules attached hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to sections, subsections and paragraphs are to sections, subsections and paragraphs of this Agreement.

  (c)
  Number and Gender: Words importing the singular number only shall include the plural and vice versa, words importing the masculine gender shall include the feminine gender and neuter and vice versa, and words importing persons shall include individuals, partnerships, associations, trusts, unincorporated organizations, corporations and all other entities of whatsoever nature or kind.

  (d)
  Schedules: The following schedules attached hereto are incorporated by reference herein and deemed to be a part hereof:

Schedule	Title
A	Direction
B	Return Direction

2.     Appointment of Escrow Agent:

  The Escrow Agent is hereby appointed by IAMGold and Gold Fields as escrow agent and custodian for the receipt, holding and release of the Escrowed Funds in accordance with the provisions of this Agreement and the Escrow Agent, by its execution and delivery of this Agreement, hereby accepts such appointment. The Escrow Agent shall not have any duties, responsibilities or liabilities save and except those expressly set out in this Agreement and nothing in this Agreement shall give any party hereto the right to assert the existence of a conflict of interest precluding the Escrow Agent from exercising any rights hereunder or the existence of a conflict of interest on the part of the Escrow Agent in any other respect as a result of acting as Escrow Agent hereunder.

3.     Deposit in Escrow:

  (a)
  Deposit in Escrow: Gold Fields shall, within 5 business days of the date hereof, deliver to the Escrow Agent, by way of wire transfer to a trust account of the Escrow Agent designated by the Escrow Agent or other means acceptable to the Escrow Agent, the Deposited Amount, which amount, together with the Interest, shall at all times while the same is required to be held in escrow hereunder be held by the Escrow Agent in a United States dollar trust account with a bank used by the Escrow Agent in the City of Toronto in the Province of Ontario for trust funds. The Escrow Agent hereby agrees to hold the Escrowed Funds in escrow in accordance with the provisions of this Agreement until the release thereof in accordance with section 4 of this Agreement.

  (b)
  Investment: The Escrow Agent shall invest the Escrowed Funds in its name in short term debt instruments issued by the government of Canada or a government of a province or territory thereof or such other investments as the Escrow Agent determines not to be subject to withholding tax under Part XIII of the Income Tax Act (Canada), as amended, or as otherwise directed by Gold Fields, provided that the Escrow Agent shall not be responsible for any loss of the Escrowed Funds so invested including, without limitation, where such loss is due to the insolvency, negligence or malfeasance of any financial institution with whom the Escrowed Funds are deposited or in whose securities the Escrowed Funds are invested.

  (c)
  No Release: The Escrowed Funds shall be held in escrow by the Escrow Agent and shall not be released therefrom except in accordance with section 4 of this Agreement.

4.     Release from Escrow and Termination:

  (a)
  Release from Escrow: Upon receipt from IAMGold and Gold Fields of an executed direction in the form set out in schedule A attached hereto (which direction may be executed in counterparts and delivered by facsimile) by each of IAMGold and Gold Fields, the Escrow Agent shall release the Escrowed Funds from escrow as follows:

  (i)
  the Deposited Amount shall be released to or to the order of IAMGold; and

  (ii)
  all of the remaining Escrowed Funds shall be released to or to the order of Gold Fields;

    and the Escrow Agent shall cause the delivery, by means of certified cheque, bank draft, wire transfer or other means acceptable to the party entitled to the applicable payment, of such payment to or to the order of the party entitled to the applicable payment.

  (b)
  Alternative Release from Escrow: Upon receipt from IAMGold and Gold Fields of an executed direction in the form set out in schedule B attached hereto (which direction may be executed in counterparts and delivered by facsimile) by each of IAMGold and Gold Fields, the Escrow Agent shall release the entire amount of the Escrowed Funds to or to the order of Gold Fields and the Escrow Agent shall cause the delivery, by means of certified cheque, bank draft, wire transfer or other means acceptable to Gold Fields, of the entire amount of the Escrowed Funds to or to the order of Gold Fields.

  (c)
  Court Proceeding: In the event of any conflicting demand or claim with respect to the subject matter of this Agreement, the Escrow Agent shall have the right to release the Escrowed Funds in accordance with an order of an Ontario court or deposit the Escrowed Funds with an Ontario court in accordance with clause 5(a)(iv) hereof.

  (d)
  Termination: Following the release of the Escrowed Funds from escrow in accordance with any of subsections 4(a), 4(b) or 4(c) hereof, this Agreement and all rights and obligations of the parties hereto, other than the indemnity of the Escrow Agent provided in section 5 hereof, shall terminate.

5.     Concerning the Escrow Agent:

  (a)
  Indemnity in Favour of the Escrow Agent:

  (i)
  Indemnity:    Each of IAMGold and Gold Fields hereby severally covenants and agrees to indemnify and hold harmless the Escrow Agent against any and all third party claims, demands and judgments, and any loss, liability or expense arising therefrom, including the costs and expenses incurred by the Escrow Agent in defending itself against any claim, demand or liability incurred by it and arising from the carrying out by the Escrow Agent of its obligations hereunder except for such claims, demands, judgments, losses, liabilities or expenses that are attributable to the negligence or willful misconduct of, or breach of this Agreement by, the Escrow Agent, its agents or employees. This indemnity shall survive the release of the Escrowed Funds, the replacement of the Escrow Agent as escrow agent hereunder or the termination of this Agreement. The Escrow Agent shall not be liable for any act or omission hereunder in accordance with the provisions of this Agreement if taken or omitted by it in good faith. The Escrow Agent shall also be fully protected in relying upon any written notice, demand, certificate or document which it considers, in good faith, to be genuine.

  (ii)
  Liability of Escrow Agent:    The Escrow Agent shall not be bound in any way by any other agreement or contract between the other parties hereto (whether or not the Escrow Agent has any knowledge thereof), and the duties and responsibilities of the Escrow Agent shall be limited to those expressly set forth herein.

  (iii)
  Notices:    The Escrow Agent shall comply with such certificates, notices or instructions as are provided for in this Agreement and orders or processes of any court having jurisdiction. If any part or all of the Escrowed Funds held in escrow by the Escrow Agent hereunder are at any time attached or seized under any court order or in case any judicial order, judgment or decree shall be made affecting this Agreement or any part hereof, then, in such event, the Escrow Agent is authorized to rely upon and comply with such order, judgment or decree. The Escrow Agent is not bound to inquire into the authority of any persons signing any instruction, direction or order hereunder.

  (iv)
  Conflicts:    In the event of any conflicting demand or claim with respect to the subject matter of this Agreement, the Escrow Agent shall have the right to discontinue all further acts until such conflict or claim is resolved, and the further right to commence or defend any action or proceeding for the determination of such conflict or claim, including, without limitation of the foregoing, a suit or action in interpleader. In the event that the Escrow Agent should commence any action to determine any such conflict between the parties thereto, including but not limited to an action in the nature of an interpleader, the Escrow Agent shall, upon deposit of all funds held by it hereunder with the Ontario Superior Court of Justice, be released and discharged from any and all duties and obligations imposed upon the Escrow Agent hereunder with respect to the subject matter of such action.

    (v)
    Waiver:    Each party hereto (other than the Escrow Agent) waives any claims or demands against the Escrow Agent with respect to all actions taken by the Escrow Agent in conformity with this Agreement. The Escrow Agent shall have no duty to take any action other than as specifically provided for in this Agreement and shall have no liability for any non-action if such action has been restrained by any order or any court or administrative agency or if, in its reasonable determination, it determines that any such action would violate any law or governmental regulation.

  (b)
  Escrow Agent Entitled to Act on Advice: The Escrow Agent may, in relation to its obligations hereunder, act on the opinion, advice or information obtained from a lawyer or other expert, but shall not be bound to act upon such opinion, advice or information and shall not be held responsible for any loss occasioned for so acting or not so acting, as the case may be, except if such loss results from the negligence or willful misconduct of, or breach of this Agreement by, the Escrow Agent, and the Escrow Agent may pay any reasonable amount required for legal or other advice as aforesaid and shall be reimbursed as to one-half of any such amount by each of IAMGold and Gold Fields.

  (c)
  Escrow Agent Entitled to Act as Counsel: Notwithstanding that McCarthy Tétrault LLP is acting as Escrow Agent under this Agreement, the parties hereto acknowledge and agree that McCarthy Tétrault LLP shall be entitled to act and shall not be disqualified from acting or continuing to act as legal counsel to Gold Fields in respect of any dispute or disagreement relating to this Agreement.

  (d)
  Resignation of Escrow Agent: If the Escrow Agent at any time, in its sole discretion, deems it necessary or advisable to resign as Escrow Agent hereunder, it may do so by giving at least 30 days' prior written notice of such resignation to Gold Fields and IAMGold and thereafter delivering the Escrowed Funds to any other escrow agent mutually agreed upon by Gold Fields and IAMGold, and if no such escrow agent shall be designated by Gold Fields and IAMGold within 30 days of such written notice, then the Escrow Agent may do so by delivering the Escrowed Funds, at the joint expense of Gold Fields and IAMGold, to the clerk or other proper officer of the Ontario Superior Court of Justice to the extent permitted by law (any such successor to the Escrow Agent hereinafter referred to as the "Successor Agent"). Gold Fields and IAMGold may, at any time after the date hereof, agree in writing to substitute a Successor Agent for the Escrow Agent, whereupon the Escrow Agent shall deliver the Escrowed Funds to such Successor Agent. Upon delivery of the Escrowed Funds to the Successor Agent, (i) the Escrow Agent shall be discharged from any and all responsibility or liability with respect to the Escrowed Funds, and (ii) all references herein to the "Escrow Agent" shall, where applicable, be deemed to include such Successor Agent and such Successor Agent shall thereafter become the Escrow Agent for all purposes of this Agreement.

6.     Miscellaneous

  (a)
  Notices: All notices or other communications to be given hereunder shall be delivered by hand or by facsimile and, if delivered by hand, shall be deemed to have been given on the delivery date and, if sent by facsimile, on the date of transmission if delivered before 5:00 p.m., Toronto time, and such day is a business day or, if not, on the first business day following the date of transmission.

    Notices to IAMGold shall be addressed to:

    IAMGold Corporation
    5th Floor
    220 Bay Street
    Toronto, Ontario
    M5J 2W4

    Attention: Chief Executive Officer
    Facsimile No.: 416-360-4764

    with a copy to:

    Fraser Milner Casgrain LLP
    1 First Canadian Place
    100 King Street West
    Toronto, Ontario
    M5X 1B2

    Attention: Franklin Davis
    Facsimile No.: 416-863-4592

    Notices to Gold Fields shall be addressed to:

    Gold Fields Limited
    24 St. Andrews Road
    Parktown, 2193
    South Africa

    Attention: Chief Executive Officer and Company Secretary
    Facsimile No.: 27-11-484-0682

    with a copy to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No.: 416-868-0673

    Notices to the Escrow Agent shall be addressed to:

    McCarthy Tétrault LLP
    Suite 4700
    Toronto Dominion Bank Tower
    Toronto, Ontario
    M5K 1E6

    Attention: René Sorell
    Facsimile No.: 416-868-0673

    Each of IAMGold, Gold Fields and the Escrow Agent may change its address for service as aforesaid by notice in writing to the other parties hereto specifying its new address for service hereunder.

  (b)
  Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties irrevocably attorns to the non-exclusive jurisdiction of the courts of such province.

  (c)
  Severability: In the event that one or more of the provisions contained in this Agreement shall be invalid, illegal or unenforceable in any respect under any applicable law, the validity, legality or enforceability of the remaining provisions hereof shall not be affected or impaired thereby. Each of the provisions of this Agreement is hereby declared to be separate and distinct.

  (d)
  Counterparts: This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and together shall be deemed to constitute one and the same instrument.

  (e)
  Entire Agreement: This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.

  (f)
  Time of Essence: Time is of the essence of this Agreement.

  (g)
  Assignment: This Agreement and the rights and obligations thereunder are not assignable by any party hereto without the prior written consent of each of the other parties hereto.

  (h)
  Successors and Assigns: Except as otherwise provided, this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

  (i)
  Further Assurances: Each party hereto agrees from time to time, subsequent to the date hereof, to execute and deliver, or cause to be executed and delivered to the others of them such instruments or further assurances as may, in the reasonable opinion of any of them, be necessary or desirable to give effect to the provisions of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the date first above written.

IAMGOLD CORPORATION
By:
Name: Title:
GOLD FIELDS LIMITED
By:
Name: Title:
McCARTHY TÉTRAULT LLP
By:
Name: Title:

SCHEDULE A

        TO: McCARTHY TÉTRAULT LLP

DIRECTION

Reference is made to the escrow agreement made as of November 30, 2004 (as the same may be amended from time to time in accordance with the provisions thereof, the "Agreement") between IAMGold Corporation, Gold Fields Limited and McCarthy Tétrault LLP, as escrow agent. Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this direction and not defined herein shall have the meanings given to such capitalized words and terms in the Agreement.

You are hereby authorized and directed to release from escrow and deliver in the manner described in subsection 4(a) of the Agreement:

  (a)
  the Deposited Amount to or to the order of IAMGold; and

  (b)
  all of the remaining Escrowed Funds to or to the order of Gold Fields;

and this shall be your good, sufficient and irrevocable authority for so doing.

IN WITNESS WHEREOF the undersigned have executed this direction as of the              day of                                       , 200    .

IAMGOLD CORPORATION
By:
Name: Title:
GOLD FIELDS LIMITED
By:
Name: Title:

SCHEDULE B

TO: McCARTHY TÉTRAULT LLP

RETURN DIRECTION

Reference is made to the escrow agreement made as of November 30, 2004 (as the same may be amended from time to time in accordance with the provisions thereof, the "Agreement") between IAMGold Corporation, Gold Fields Limited and McCarthy Tétrault LLP, as escrow agent. Unless otherwise defined herein, all words and terms with the initial letter or letters thereof capitalized in this direction and not defined herein shall have the meanings given to such capitalized words and terms in the Agreement.

You are hereby authorized and directed to release from escrow and deliver in the manner described in subsection 4(b) of the Agreement all of the Escrowed Funds to or to the order of Gold Fields and this shall be your good, sufficient and irrevocable authority for so doing.

IN WITNESS WHEREOF the undersigned have executed this direction as of the              day of                                       , 200    .

IAMGOLD CORPORATION
By:
Name: Title:
GOLD FIELDS LIMITED
By:
Name: Title:

QuickLinks

FIRST AMENDING AGREEMENT TO THE AMENDED AND RESTATED PURCHASE AGREEMENT
Schedule A
Escrow Agreement
ESCROW AGREEMENT
SCHEDULE A
DIRECTION
SCHEDULE B
RETURN DIRECTION